Hi and Mighty LLC

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2025

(Unaudited)

Balance Sheet

Hi and Mighty LLC

AsofDecember31,2025

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	0.00
Huntington - Checking	101,041.16
National Bank of Indianapolis - Checking	0.00
Primary Checking	500.00
Totalfor Bank Accounts	**$101,541.16**
Accounts Receivable	
Accounts Receivable (A/R)	5,987.83
Totalfor Accounts Receivable	**$5,987.83**
Other Current Assets	
Inventory Asset	182,911.58
Uncategorized Asset	0.00
Undeposited Funds	0.00
Total for Other Current Assets	**$182,911.58**
Total for Current Assets	**$290,440.57**
Fixed Assets	
Distillery Equipment	110,241.85
Leasehold Improvements	199,080.49
Total for FixedAssets	**$309,322.34**
Total for Assets	**$599,762.91**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Capital One Credit Card	41,725.15
Chase Credit Card	2,581.72
Chase credit card JF	9,313.48
Chase credit card NT	9,313.48
Total for Credit Cards	**$62,933.83**
Other Current Liabilities	
Indiana Department of Revenue Payable	0.00
Total for Other CurrentLiabilities	**$0.00**
Total for Current Liabilities	**$62,933.83**

Balance Sheet

Hi and Mighty LLC

AsofDecember31,2025

DISTRIBUTION ACCOUNT	TOTAL
Long-term Liabilities	
Build Loan	249,738.06
Huntington Line of Credit	16,925.38
Quickbooks Capital	12,421.61
Total for Long-termLiabilities	**$279,085.05**
Total for Liabilities	**$342,018.88**
Equity	
Opening Balance Equity	1,079.58
Owner's Investment	449,947.32
Pre-Seed Capital Raise	729,948.00
Retained Earnings	-428,759.05
Net Income	-494,471.82
Total for Equity	**$257,744.03**
Total for Liabilities and Equity	**$599,762.91**

Statement of Cash Flows
Hi and Mighty LLC

January-December,2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-494,471.82
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-6,312.83
Capital One Credit Card	8,012.19
Chase Credit Card	-3,040.48
Chase credit card JF	9,313.48
Chase credit card NT	9,313.48
Indiana Department of Revenue Payable	0.00
Inventory Asset	-66,591.02
Totalfor AdjustmentstoreconcileNetIncometoNetCashprovidedby operations:	**-$49,305.18**
Net cash provided by operating activities	**-$543,777.00**
INVESTING ACTIVITIES	
Distillery Equipment	-6,990.00
Netcashprovidedbyinvesting activities	**-$6,990.00**
FINANCING ACTIVITIES	
Build Loan	-41,934.89
Huntington Line of Credit	-2,059.06
Opening Balance Equity	-18,626.96
Owner's Investment	3,265.00
Pre-Seed Capital Raise	474,948.00
Quickbooks Capital	-36,977.54
Net cashprovidedby financing activities	**$378,614.55**
NET CASH INCREASE FOR PERIOD	**-$172,152.45**
Cash at beginning of period	**$273,693.61**
CASH AT END OF PERIOD	**$101,541.16**

Profit and Loss

Hi and Mighty LLC

January-December,2025

DISTRIBUTION ACCOUNT	TOTAL
Income	
Event Sales	23,143.36
Sales	317,839.39
Uncategorized Income	1,200.00
Total for Income	**$342,182.75**
Cost of Goods Sold	
Cost of Goods Sold	153,802.24
Total forCostofGoods Sold	**$153,802.24**
Gross Profit	**$188,380.51**
Expenses	
Advertising & Marketing	135,995.58
Ask My Accountant	7,500.00
Bank Charges & Fees	5,216.28
Contractors	213,648.00
Contractors - Event	3,773.67
Distributor Samples/Incentives	40,204.52
Donations	2,950.00
Insurance	7,633.56
Legal & Professional Services	36,663.09
Meals & Entertainment	2,553.27
Office Supplies & Software	14,046.69
Other Business Expenses	7,531.29
QuickBooks Payments Fees	529.24
Rent & Lease	59,280.00
Repairs & Maintenance	31,282.70
Square Fees	0.71
Tasting Ambassador	29,924.62
Taxes & Licenses	26,379.49
Travel	5,955.59
Utilities	11,693.06
	$642,761.36
TotalforExpenses	
Net Operating Income	**-$454,380.85**
Other Income	
Interest Received	2,969.69
Total for Other Income	**$2,969.69**
Other Expenses	
Interest Paid	43,060.66
Totalfor OtherExpenses	**$43,060.66**
Net Other Income	**-$40,090.97**
Net Income	**-$494,471.82**

Statement of Changes in Stockholders' Equity - copy
Hi and Mighty LLC

AsofDecember31,2025

DISTRIBUTION ACCOUNT	JAN 2025 - MAR 2025	APR 2025 - JUN 2025	JUL 2025 - SEP 2025	OCT 2025 - DEC 2025
Assets				
Current Assets				
Bank Accounts				
Huntington - Checking	61,848.46	44,801.65	75,263.46	101,041.16
Primary Checking	500.00	500.00	500.00	500.00
TotalforBankAccounts	**62,348.46**	**45,301.65**	**75,763.46**	**101,541.16**
Accounts Receivable				
Accounts Receivable (A/R)	35,995.00	38,903.54	22,614.38	5,987.83
TotalforAccountsReceivable	**35,995.00**	**38,903.54**	**22,614.38**	**5,987.83**
Other Current Assets				
Inventory Asset	190,726.71	196,861.89	181,299.55	182,911.58
Undeposited Funds	0.00	0.00	0.00	0.00
Total for Other Current Assets	**190,726.71**	**196,861.89**	**181,299.55**	**182,911.58**
Total for Current Assets	**289,070.17**	**281,067.08**	**279,677.39**	**290,440.57**
Fixed Assets				
Distillery Equipment	110,241.85	110,241.85	110,241.85	110,241.85
Leasehold Improvements	199,080.49	199,080.49	199,080.49	199,080.49
Total for FixedAssets	**309,322.34**	**309,322.34**	**309,322.34**	**309,322.34**
Total for Assets	**598,392.51**	**590,389.42**	**588,999.73**	**599,762.91**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Credit Cards				
Capital One Credit Card	32,967.97	41,660.02	43,014.60	41,725.15
Chase Credit Card	3,939.20	10,077.07	4,393.00	2,581.72
Chase credit card JF		9,313.48	9,313.48	9,313.48
Chase credit card NT		9,313.48	9,313.48	9,313.48
Total for Credit Cards	**36,907.17**	**70,364.05**	**66,034.56**	**62,933.83**
Other Current Liabilities				
Indiana Department of Revenue Payable		0.00	0.00	0.00
Total for Other CurrentLiabilities		**0.00**	**0.00**	**0.00**
Total for Current Liabilities	**36,907.17**	**70,364.05**	**66,034.56**	**62,933.83**
Long-term Liabilities				
Build Loan	281,947.85	271,495.95	260,832.51	249,738.06
Huntington Line of Credit	18,437.22	17,937.07	17,415.53	16,925.38
Quickbooks Capital	40,952.20	31,656.42	22,261.41	12,421.61
Total for Long-termLiabilities	**341,337.27**	**321,089.44**	**300,509.45**	**279,085.05**
Total for Liabilities	**378,244.44**	**391,453.49**	**366,544.01**	**342,018.88**
Equity				
Opening Balance Equity	19,706.54	1,079.58	1,079.58	1,079.58
Owner's Investment	446,682.32	446,682.32	449,947.32	449,947.32
Pre-Seed Capital Raise	305,000.00	395,000.00	535,000.00	729,948.00
Retained Earnings	-428,759.05	-428,759.05	-428,759.05	-428,759.05
Net Income	-122,481.74	-215,066.92	-334,812.13	-494,471.82
Total for Equity	**220,148.07**	**198,935.93**	**222,455.72**	**257,744.03**
Total for Liabilities and Equity	**598,392.51**	**590,389.42**	**588,999.73**	**599,762.91**

Footnotes

Hi and Mighty LLC NOTES TO THE FINANCIAL
STATEMENTS Fiscal Year Ended December 31,
2025.

- ORGANIZATION AND PURPOSE
  - ○ Hi and Mighty LLC (the "Company"), is a corporation organized under the laws of the State of Indiana. The Company operates a distilled spirits plan that manufactures and sells craft spirits, and ready to drink canned cocktails.

- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  - ○ A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:
    - ■ Basis of Accounting: The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.
    - ■ Fiscal Year: The Company operates on a 52-week fiscal year ending on December 31.